UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CALL FOR THE ANNUAL ORDINARY GENERAL SHAREHOLDERS’ MEETING OF

VISTA ENERGY, S.A.B. DE C.V.

As provided by Sections 181 and 183 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles; “LGSM”) and by Articles eighteenth, nineteenth and twentieth of the current by-laws of Vista Energy, S.A.B. de C.V. (the “Company”), the shareholders of the Company (the “Shareholders”) are hereby called to the ANNUAL ORDINARY GENERAL SHAREHOLDERS’ MEETING, to be held at 10:00 a.m. on April 28, 2026, in Mexico City, United Mexican States (“Mexico”), corporate domicile of the Company, in the meeting room located at Torre Virreyes, Pedregal No. 24, 24th Floor, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo (the “Annual Ordinary General Shareholders’ Meeting”), in order to discuss the following:

AGENDA OF THE ANNUAL ORDINARY GENERAL MEETING

I.	Ratification of the reduction of the variable part of the Company’s capital stock, as approved by the Board of Directors. Associated resolutions.

II.

Presentation, discussion, and, if appropriate, approval of the Company’s Chief Executive Officer report prepared in accordance with Section 172 of the LGSM and Section 28, subsection IV and Section 44, subsection XI of the Mexican Securities Market Law (Ley del Mercado de Valores; “LMV”), same which includes the presentation of the individual and consolidated financial statements of the Company, together with the external auditor´s report, in connection with the results and operations of the Company for the corporate year ended December 31, 2025, as well as the Board of Director’s opinion regarding the content of such report issued by the Chief Executive Officer of the Company. Associated resolutions.

III.

Presentation, discussion, and, if appropriate, approval of the Company’s Board of Directors report pursuant to Section 172, section b) of the LGSM, on the main accounting and reporting policies and criteria used by the Company in the preparation of its financial information. Associated resolutions.

IV.

Presentation, discussion, and, if appropriate, approval of the Company’s Board of Directors report on the operations and activities in which such Board of Directors intervened pursuant to Section 28, subsection IV, paragraph e) of the LMV. Associated resolutions.

V.

Presentation, discussion, and, if appropriate, approval of the annual reports of the chairman of the Audit Committee and Corporate Practices Committee regarding the activities carried out by such committees pursuant to Section 43, subsections I and II of the LMV. Associated resolutions.

VI.

Presentation, discussion, and, if appropriate, approval of the Company’s Board of Directors report referred to in the policies for the acquisition and disposition of shares representative of the capital stock of the Company. Associated resolutions.

VII.	Proposal, discussion, and, if applicable, approval of the compensation plan for the members of the Board of Directors. Associated resolutions.

VIII.

Proposal, discussion, and, if applicable, approval of the maximum amount of funds that may be used to purchase the Company’ s own shares (or securities representing such shares) for an amount of up to US$150,000,000 in the 2026 fiscal year, and to use the remainder if any, for the same purposes in the 2027 fiscal year, in terms of the provisions of Section 56, subsection IV of the LMV. Associated resolutions.

IX.	Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Annual Ordinary General Shareholders’ Meeting. Associated resolutions.

We remind the Shareholders that in order to be admitted to the Annual Ordinary General Shareholders’ Meeting, they are required to provide a deposit certificate (constancia de depósito) issued by the S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., together with, if applicable, the supplementary list referred to in the LMV, no later than three business days prior to the date of the Annual Ordinary General Shareholders’ Meeting hereby called, at the aforementioned address, between 9:00 AM to 2:00 PM and 4:30 PM to 7:00 PM, from Monday to Friday, during business days. Upon delivery of such deposit certificates (constancias de depósito) by the Shareholders, entry passes will be issued without which such Shareholders will not be allowed to participate in the Annual Ordinary General Shareholders’ Meeting. Shareholders can attend the Annual Ordinary General Shareholders’ Meeting personally or represented by an attorney-in-fact appointed by means of a power of attorney granted in terms of the templates provided by the Company pursuant to Section 49, subsection III of the LMV or by means of a power of attorney granted in accordance with civil law and also pursuant to the provisions set forth in Section 192 of the LGSM. The template of power of attorney and other documents related to the Agenda are available for consultation at the address set forth above as well as on the website of the Company: http://www.vistaenergy.com/en/investors/.

Mexico City, Mexico as of March 17, 2026

/s/ Miguel Matías Galuccio

Miguel Matías Galuccio

Chairman of the Board of Directors of

Vista Energy, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer